EX-4.19 AGREEMENT - BEACON CAPITAL PARTNERS, LLP

                                  CONFIDENTIAL AGREEMENT

  This agreement ("Agreement") describes the transaction (the "Transaction") between Consygen Inc. ("Consygen" or the "Company") and Beacon Capital Partners, LLP ("Beacon") whereby Consygen will issue to Beacon authorized and as-yet unregistered common stock in the amount of One Million Dollars ($1,000,000) at the agreed-to price of $0.09 per share, for a total of 11,111,111 common shares (the "Shares").

  Beacon agrees that it will make weekly payments to Consygen at the above-stated price per share until the earlier of (a) all of Shares have been purchased and funds issued to Consygen; or (b) thirty-five (35) days after the execution of this Agreement (the "Maturity Date"). In the event that all of the shares have not been purchased at the Maturity Date, Consygen has the sole right to take back all unsold shares or extend the Agreement for an additional twenty
(20) days. The first payment on the Shares shall occur no later than one (1) week following execution of this Agreement.

  In exchange for delivery of the Shares to Beacon, Beacon shall execute a promissory note in the amount of One Million Dollars ($1,000,000) with Consygen as the payee (the "Note"). The Note will mature on the Maturity Date (unless extended by Consygen as described above). Upon maturity, if Consygen elects not to extend the Transaction as described above, Beacon shall return all of the unsold Shares to Consygen. Accounting at the Maturity Date for all cash and unsold Shares returned to Consygen shall total $1,000,000, in which case the Note shall expire and be declared null and void, with Beacon having no further obligation.

  Consygen hereby agrees to include the Shares in its current registration statement, and further agrees that should the Shares not be included in the current registration statement, Beacon (and any other holders of the Shares) will be grievously harmed. Therefore, Consygen agrees that if these Shares are not included in the current registration statement, and, if these shares do not become free-trading by February 15, 2001, then Consygen will be fined an additional 200,000 penalty shares per month until such time as the shares are registered.

  At the Maturity Date, (or completion of the Transaction, if earlier), Beacon will have the right to appoint up to two (2) members of the Company's board of directors mutually satisfactory to Consygen (such acceptance not to be unreasonably withheld).

  The laws of the State of Arizona shall govern this Agreement.

  This Agreement shall be declared effective upon execution by authorized officers of the parties and dated as of the date below.

AGREED AND ACCEPTED

BEACON CAPITAL PARTNERS, LLP                     CONSYGEN INC.



/s/Scott Miller                                  /s/Eric J. Strasser
-------------------                              --------------------
Authorized Officer                               Authorized Officer

Date:  12/18/00                                  Date: 12/20/00